Mail Stop 3010

September 29, 2009

Ms. Erin D. Pickens
Senior Vice President and Chief Financial Officer
Stratus Properties Inc.
98 San Jacinto Blvd., Suite 220
Austin, TX 78701

      Re: **Stratus Properties Inc.**
             Form 10-K for the Year Ended December 31, 2008
             Forms 10-Q for the Periods Ended March 31 and June 30, 2009
             File No. 0-19989

Dear Ms. Pickens:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business, page 1

1.   Please provide us with operating data for the properties included in your commercial leasing segment. Currently, it appears that these properties consist of two 75,000-square-foot office buildings at 7500 Rialto Boulevard (7500 Rialto) located in your Lantana development, a 22,000-square-foot retail complex representing phase one of Barton Creek Village and two retail buildings totaling 21,000 square feet at the 5700 Slaughter project in Circle C. For such holdings, please identify:

- Principal business, occupations and professions carried on in each property;

- Average occupancy rates for each of the last five years;

- The average effective annual rental per square foot or unit for each of the last five years; and

- A schedule of lease expirations for each of the next ten years.

Provide this information on a portfolio basis and separately for any property for which the book value is ten percent or more of your total assets or for which gross revenue for the last fiscal year amounted to ten percent or more of your aggregate gross revenue. Confirm that you will also provide this disclosure in future filings.

2. Please explain to us how you generate revenues from your developed, under development, and undeveloped properties. Provide similar clarification in your future filings.

Items 7 and 7a. Management's Discussion and Analysis…, page 17

Development and Other Activities, page 22

3. We note per your disclosure in the commercial property table that you have 760,000 square feet under development at Tract 110 of Circle C. Please tell us whether this property is under development or is potential development property, as disclosed in your Form 10-Q for the period ended June 30, 2009. In addition, provide us with, and include in future filings, a description of this and all other significant development projects sufficient to provide an understanding of your operations.

Results of Operations, page 25

4. We note that you have experienced material decreases in developed property sales over the last three years. In future filings, please provide a narrative discussion of the extent to which such material changes in revenues are attributable to changes in prices or to changes in volume and address the underlying reasons for changes in the price versus volume mix. In addition, please provide your future disclosures in your response.

Item 11. Executive Compensation, page 69

5. Please explain to us why you have not provided the Grant of Plan-Based Awards table as required by Item 402(d) of Regulation S-K.

Components of Executive Compensation, page 70

Annual Incentive Awards, page 71

6.   You disclose that the committee reviewed the company's accomplishments and concluded that the company's performance supported an annual cash incentive award to your executive officers. You also disclose that considering overall market conditions and the impact of those conditions on your industry, the committee elected to award cash incentive payments that were 40% below the awards made for 2007. Please describe to us the company's accomplishments that supported an annual cash incentive award to your executive officers. Also, explain how 40% was chosen as the appropriate level below the 2007 awards to reflect overall market conditions. Confirm that you will provide comparable disclosure in future filings, if applicable.

Long-Term Incentive Awards, page 71

7.   You disclose that after evaluating the company's performance and the impact of your executive officers on that performance, the shares available for grant, and each executive's overall compensation, the committee approved a grant of 27,000 restricted stock units to your chief executive officer in February 2009. Please provide us with a more detailed description of the executive officers' performance that resulted in the granting of 27,000 restricted stock units to your chief executive officer. Please also discuss how the committee decided that 27,000 restricted stock units was the appropriate amount to grant to your CEO. Provide comparable disclosure in future filings, if applicable.

*****

        Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief